

April 8, 2011

Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

     Re: **Novartis AG**
              Form 20-F for Fiscal Year Ended December 31, 2010
              File No. 1-15024

Dear Mr. Symonds:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 4.B Business Overview
Pharmaceuticals
Compounds in Development, page 38

1. In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:
   - A description of your research and development process for each of your segments, including to what extent regulatory approval is required to market products. In your response, please describe the key management activities within your "development paradigm," particularly the "confirmatory" phase, including a description of your process for monitoring development progress for individual projects (e.g. board reviews), your criteria for prioritizing and funding projects, your key decision points for determining project continuance

or termination and financial measures used to evaluate performance of your "development paradigm."

- For each segment that requires regulatory approval, quantify the number of projects that were in preclinical development and Phase I, Phase II and Phase III of clinical development and those for which a submission requesting regulatory approval was filed as of December 31, 2010.
- For each segment requiring regulatory approval, the breakout of research and development expenses incurred during 2010, if practicable by development phase (i.e., preclinical, Phases I, II and III) and by therapeutic class.
- For your key projects in the Confirmatory development stage listed in the Selected Development Projects table, indicate the month and the year that it entered that phase.
- For your key projects in the Confirmatory development stage listed in the Selected Development Projects table, identify the significant patents associated with the project and their expiration date.
- For your key projects in the Confirmatory development stage listed in the Selected Development Projects table, tell us the projects added to and deleted from the table since 2009. For those removed from this table clarify whether they were commercialized or terminated. For each terminated project, such as those listed on page 47, disclose the events and their timing leading to your decision to terminate the project.
- Tell us about any Confirmatory development stage projects that are not listed here and the reason not listed.

Item 5. Operating and Financial Review and Prospects

Impairment of long-lived intangible and intangible assets, page 129

2. You assert that the assumptions used to estimate the fair value of Alcon's other intangible assets are based on assumptions "deemed reasonable by management." Please tell us how these assumptions are consistent with IFRS and reference for us the authoritative literature relied upon to support your position.

3. Given the significance of the currently marketed products and marketing know-how intangibles acquired in the Alcon acquisition as identified in the table on page F-50, please provide us proposed revised disclosure to be included in future periodic reports that shows a break-down of these intangibles by product.

4. Given that it appears that your portion of the net assets recorded associated with Alcon is close to your share of its market valuation, please tell us whether a reasonably possible change in a key assumption you use to evaluate the impairment of the Alcon cash-generating unit would result in its carrying amount exceeding its recoverable amount. If so, please provide us proposed revised

disclosure to be included in future periodic reports that discloses the information described in paragraph 134(f) of IAS 36.

Results of Operations

Vaccines and Diagnostics Division, page144

5. You disclose that revenue was generated from delivery for supply contracts with governments around the world for A(H1N1) pandemic flu vaccines and adjuvants. It is unclear whether you maintain stockpiles for these governments or whether you physically deliver vaccines and adjuvants to them. Please explain to us your revenue recognition policy for product ordered by customers but not shipped to them and reference for us the authoritative literature upon which you relied in determining your accounting treatment. In your response, please differentiate between governmental stockpile transactions and any other customer transactions and, at a minimum, please provide the following information:

- Please explain to us the material terms of these arrangements, including when product is shipped to the customer;
- Please provide us your understanding of your customers' business purpose for accepting title to product that remains in your possession;
- Please explain to us how you transferred the significant risks and rewards of ownership of the goods and how you retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold as required by paragraphs 14(a) and 14(b) of IAS 18;
- Please explain how you meet the criteria for 'bill and hold' transactions identified in paragraph 1 of the Appendix to IAS 18; and
- To the extent you participate in government stockpile arrangements, please explain to us whether you undertake any obligation to rotate stock into the stockpile to maintain currently dated product. If so, please:
  o Explain whether you receive compensation for the service of rotating the stock and, if so, how you account for that compensation;
  o Explain whether you receive payment for the new inventory rotated into the stockpile and, if so, how you account for that payment;
  o Explain whether you can sell the inventory rotated out of the stockpile and your accounting for that inventory; and
  o Considering the contingent nature of government stockpiles and that the government may never tap the stockpile, explain how you can assert that it is probable that delivery will be made as stipulated in paragraph 1(a) of the Appendix to IAS 18.

Notes to the Novartis Group Consolidated Financial Statements
Note 2: Significant transactions, business combinations and divestments
Acquisitions in 2010; Corporate—Alcon, Inc., page F-21

6. In a table on page F-23, you disclose that the estimated fair value of your initial 25% ownership interest in Alcon as of the August 25, 2010 majority interest acquisition date was $10,320 million. It appears that you calculate this amount by reference to a formula negotiated in 2008 for your ultimate acquisition of Alcon from Nestlé. As Alcon is traded on the New York Stock Exchange, please explain to us why you did not utilize the market value of your previously held investment in Alcon in determining your goodwill in the August 25, 2010 business combination achieved in stages under paragraph 32 of IFRS 3. In this regard, it appears that the $11,877 million fair value obtained by multiplying the 74.061 million shares you initially owned by the $160.37 per share August 25, 2010 closing stock price is a more reliable estimate of the acquisition-date fair value of the component identified in paragraph 32(a)(iii) of IFRS 3 than an amount derived from a negotiation in 2008. Please reference for us the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3854, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant